August 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (818) 241-1792

Ronald L. Havner, Jr.
President and Chief Executive Officer
Public Storage, Inc.
701 Western Avenue
Glendale, California 91201-2349

> **Re: Public Storage, Inc.**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 001-08389**

Dear Mr. Havner:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 62

1. We note your statement that you design your annual performance-based incentive compensation to reward achievement of company-wide performance. Please provide a more detailed description of objectives of your compensation program and what the compensation program is designed to award. Refer to Item 402(b)(1) of Regulation S-K.

2. Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, on page 62, you state that you pay your senior management a mix of cash compensation and long-term equity compensation you consider appropriate in view of the nature of your business, individual and corporate performance, competitive levels, and your objective of aligning individual and shareholder interests to maximize the value of your shareholders' investment in your securities. You further state on page 63 that targets were conditioned on successful achievement of performance and other goals set annually by the Compensation Committee. Analyze how the committee's consideration of performance goals or other factors resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered.

Role of Executive Officers, page 62

3. We note that your chief executive officer may be invited to attend all or a portion of a meeting of the Compensation Committee, depending on the nature of the agenda items. Please expand your disclosure to clarify whether your chief executive officer attended meetings of the Compensation Committee and describe the nature of the agenda items that would cause your chief executive officer to be invited to attend these meetings.

Compensation Surveys, page 62

4. We note that each component of compensation you pay to the named executive officers is based generally on market compensation rates and each individual's role and responsibilities. Please discuss with greater specificity the targets for the individual elements of compensation, as applicable. If compensation for any named executive officer is not at the target levels, please disclose and discuss why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Bonuses, page 63

5. We note that senior management is eligible for annual incentive bonuses and such bonuses are intended to compensate senior management for achieving financial and

operational goals and individual performance objectives. We further note that these objectives vary, depending on the individual officer, but relate generally to financial factors, such as growth in FFO, revenue or FAD, and achievement of other corporate operational and financial goals, including acquisitions. Please revise to include such performance targets and goals for 2006 and 2007, including threshold, target and maximum levels, as appropriate. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of these goals and targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

6. We note that, in 2006, the Compensation Committee also considered the extraordinary performance of your executive team in completing the merger with your largest competitor. We further note that the Compensation Committee approved bonus payments for merger-related activities of $3 million for Mr. Havner and $1.5 million for Mr. Reyes and agreed to gross up these amounts for federal and state income and payroll taxes as well as approved additional bonus amounts for Mr. Baumann and the other named executive officers. Please provide an analysis of how individual performance contributed to these bonus amounts and explain how you determined these amounts. Also, please expand your disclosure to discuss the gross-up amounts of $2,629,880 paid to Mr. Havner and $1,313,075 to Mr. Reyes and explain why you decided to pay these amounts.

7. We note that the committee determined that the CEO and each of the other named executive officers would be eligible for a bonus of up to ten times his or her respective base salary in 2007 as well as eligible for a separate bonus of up to ten times her or her base salary upon the successful completion of a capital plan for the company's European operations. Please quantify the potential bonuses for each named executive officer and discuss how the committee determined the increased bonuses for 2007 as well as any factors considered in the decision to increase compensation materially. In addition, please provide an analysis regarding how these bonuses fit into your overall compensation objectives and affect decisions regarding other elements of compensation.

Equity-Based Compensation, page 64

8. We note that Mr. Havner was awarded annual stock options in 2004 subject to the satisfaction of certain conditions including employment. Please expand your disclosure to describe the other conditions.

9. We note that with respect to stock options and restricted stock units granted to executive officers other than the chief executive officer, the Compensation

Committee determines award levels based on an individual's responsibilities and performance and also considers equity awards at other S&P 500 REITs. Please describe how the committee considers an individual's responsibilities and performance as well as equity awards at other S&P 500 REITs in determining these awards.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor